ACCOONA CORP.
101 Hudson Street, Suite 3501
Jersey City, NJ 07302

December 21, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Scott Anderegg

Re:	Request for Withdrawal of Registration Statement on Form S-1,
File Number 333-145086 (the “Registration Statement”)

Dear Mr. Anderegg:

Accoona Corp. (the ”Company”) hereby makes application to withdraw the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company requests the withdrawal of the Registration Statement because it has determined to not proceed with the registration and sale of securities covered by the Registration Statement due to unfavorable market conditions. No securities have been sold under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. Please provide a copy of the order granting withdrawal via facsimile to the Company’s counsel, Andrew M. Ross, at (212) 504-3264. Should you have any questions regarding this matter, please contact Mr. Ross at (212) 407-4838.

Very truly yours,

ACCOONA CORP.

By:	/s/ Valentine J. Zammit
Valentine J. Zammit
Chief Executive Officer